Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer’s SEC File No.: 333-146050

Date: October 23, 2014

GTECH S.p.A.

(formerly known as Lottomatica Group S.p.A.)

Registered office: Viale del Campo Boario, 56/d – 00154 ROMA, Italy

Rome registration number: 08028081001

Share Capital: 174,951,075.00 fully paid up

Ordinary shares: 174,951,075 (€1,00 each)

Subject to the direction and coordination of De Agostini S.p.A.

EXPLANATORY NOTE

relating to the

MEETING OF BONDHOLDERS

of

€500,000,000 3.500 per cent. Guaranteed Notes due 2020 (XS0860855930) (the “Notes”)

issued by GTECH S.p.A. (“GTECH” or “Issuer”)

guaranteed by GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC (the successor to GTECH Rhode Island Corporation) and Invest Games S.A

(the “Guarantors”)

This Explanatory Note has been prepared by GTECH for the purposes of the meeting of the holders of the Notes (the “Noteholders”) convened, in accordance with the provisions of the trust deed dated 5 December 2012, as amended from time to time, made by and between the Issuer, the Guarantors and BNY Mellon Corporate Trustee Services Limited as trustee for the Noteholders and constituting the Notes (the “Trust Deed”) and the applicable provisions of Italian law, at the offices of GTECH at Viale del Campo Boario 56/d, 00154 Rome, Italy on 24 November 2014 at 5.00 p.m. (CET) and, if the quorum is not satisfied, on 25 November 2014 in respect of the first adjourned meeting and 26 November 2014 in respect of the second adjourned meeting, at the same time and location in order to resolve upon the following:

AGENDA

(i)      approval, in accordance with any applicable law, of the merger (the “Merger”) of GTECH S.p.A. (the “Issuer”) with and into Georgia Worldwide PLC (“Holdco”) as part of the acquisition of International Game Technology (“IGT”), and certain steps which the Issuer intends to be taken in connection with the Merger, including (i) the transfer by the Issuer of all or part of its assets and liabilities relating to its Italian businesses (including the Lotto concession but excluding the equity interest in its subsidiaries) to a new Italian subsidiary; (ii) the transfer by the Issuer of its equity interest in its existing Italian subsidiaries to an additional new Italian subsidiary; (iii) the merger of Invest Games S.A. with IGT, which will result in Invest Games S.A. ceasing to exist; and (iv) the proposed court-approved reduction of capital of Holdco under the UK Companies Act 2006, expected to be implemented following completion of the Merger, as set out in the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera) (together, the “Transaction”);

(ii)     agreement that no Put Event (as defined in the Conditions of the Notes) will be deemed to occur as a result of, or in connection with, the Transaction;

(iii)    waiver of any and all Events of Default, Potential Events of Default (as such terms are defined in the trust deed dated 5 December 2012 as supplemented or amended from time to time between, amongst others, the Issuer and BNY Mellon Corporate Trustee Services Limited (the “Trust Deed”)) and any other breaches of the Conditions of the Notes or the Trust Deed that have been, are or may be, within the period of twelve months from the passing of the Extraordinary Resolution, triggered by or in connection with the Transaction; and

(iv)    connected and consequential resolutions.

These items (i) to (iii) are collectively referred to herein as the “Proposals” and each a “Proposal”.

The notice of the Meeting has been published on the website of the Luxembourg Stock Exchange (www.bourse.lu) and the Issuer’s website (www.gtech.com - section Governance - Documents and reports — Noteholders’ Meeting 24 November 2014) and distributed to the Noteholders through Euroclear and Clearstream. An extract from the notice was published in Italian in “Il Sole 24Ore” on 23 October 2014.

Consent Solicitation Procedure

As disclosed to the market on 23 October 2014, GTECH launched the consent solicitation and invited (i) the holders of the Notes and (ii) the holders of €500,000,000 5.375 per cent. Guaranteed Notes due 2018 (XS0564487568) (the “2018 Notes”) to give, inter alia, their consent to the Proposals (the “Consent Solicitation”).

The deadline to deliver valid consent instructions in favour of the Proposals and related resolutions and to benefit from the Consent Fee is 5.00 p.m., CET time, on 6 November, 2014 (the “Early Voting Deadline”) unless extended by the Issuer. GTECH is offering a consent fee of 4.5 per cent. of the aggregate principal amount of the Notes to each holder who has delivered (and has not revoked) a valid consent prior to the Early Voting Deadline and voted in favour of the Extraordinary Resolution (the “Consent Fee”) in accordance with the terms of the consent solicitation memorandum dated 23 October 2014 (the “Consent Solicitation Memorandum”). The Consent Fee will be paid in two instalments and the Issuer’s payment is guaranteed by the Guarantors.

Pursuant to applicable laws, only those Noteholders who hold Notes through their account with the Clearing Systems, as certified by the Clearing Systems on the basis of their internal records, at the close of business on 13 November 2014, being the seventh trading day (on the Euro MTF Market) prior to the date of the initial Meeting (the “Expiration Deadline”), are entitled to participate in the Consent Solicitation.

No Consent Fee will be payable to Noteholders voting in favour of the Extraordinary Resolution after the Early Voting Deadline, attending and voting at the Meeting in person or through a representative, voting against the Extraordinary Resolution or abstaining from voting or to any Noteholder that validly revokes its vote.

Further information and details on the Consent Solicitation are provided in the Consent Solicitation Memorandum and questions or requests for additional copies of the Consent Solicitation Memorandum may be addressed to Lucid Issuer Services Limited acting as tabulation agent.

The Consent Solicitation will permit the Issuer to obtain, if successfully concluded, a valid consent from Noteholders at the Meeting to approve the Proposals.

Background and reasons for Meeting

The Consent Solicitation and the Meeting of the Noteholders is being made in connection with the Transaction. The following summary highlights selected information about the Transaction and the Issuer and the other entities that will effect elements of the Transaction.

GTECH S.p.A.

The Issuer is a corporation (società per azioni) incorporated under the laws of Italy. The predecessor of the Issuer was founded in 1990 as a consortium organized under the laws of Italy and later converted into a corporation. The Issuer is one of the leading gaming operators in the world based on total wagers and, through its subsidiaries, including GTECH Corporation, is a leading B2B provider of lottery and gaming technology solutions and services worldwide. The Issuer’s goal is to be the leading commercial operator and provider of technology in the regulated worldwide gaming markets by delivering market leading products and services with a steadfast commitment to integrity, responsibility and growth. The Issuer is listed on the Italian Stock Exchange under the trading symbol “GTK” and has a Sponsored Level 1 American Depositary Receipt program listed on the United States over the counter market under the trading symbol “GTKYY”. The Issuer provides business-to-consumer and business-to-business products and services to customers in approximately 100 countries worldwide on six continents and had 8,586 employees at June 30, 2014. The principal executive offices of the Issuer are located at Viale del Campo Boario 56/d, 00154 Roma, Italy and its telephone number at that address is +39 06 51 899 1.

International Game Technology

IGT is a global gaming company specializing in the design, development, manufacture, and marketing of casino-style gaming equipment, systems technology, and game content across multiple platforms land-based, online real-money and social gaming. IGT is a leading supplier of gaming entertainment products worldwide and provides a diverse offering of quality products and services at competitive prices, designed to enhance the gaming player experience.

IGT was incorporated in Nevada in December 1980 to facilitate its initial public offering in 1981. Principally serving the U.S. gaming markets when founded, IGT expanded into jurisdictions outside the US beginning in 1986. The principal executive offices of IGT are located at 6355 South Buffalo Drive, Las Vegas, Nevada 89113 and its telephone number at that address is +1 (702) 669-7777.

Georgia Worldwide PLC

Georgia Worldwide PLC is a public limited company organized under the laws of England and Wales (“Holdco”). Holdco was incorporated on 11 July 2014 for the purpose of effecting the Merger as a private limited liability company under the name Georgia Worldwide Limited. On 16 September 2014, Holdco was re-registered as a public limited company under the name Georgia Worldwide PLC. Holdco has not conducted any business operations other than that incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Following the Merger, it is expected that Holdco ordinary shares will be listed on the NYSE. The principal executive offices of Georgia Worldwide PLC are located at 11 Old Jewry, 6th Floor, London, EC2R 8DU, United Kingdom and its telephone number at that address is +44 (0) 203 131 0300. Georgia Worldwide PLC’s registered agent is Elain Corporate Services (UK) Limited, 11 Old Jewry, 6th Floor, London, EC2R 8DU, United Kingdom and its telephone number is +44 (0) 207 160 5000.

The Transaction

On 15 July 2014, the Issuer entered into the Merger Agreement with IGT to acquire IGT through the formation of Holdco, a new holding company incorporated under the laws of England and Wales named Georgia Worldwide PLC. The acquisition of IGT will be effected by (i) the Merger, pursuant to which each issued and outstanding ordinary share of the Issuer, par value €1.00, will be converted into the right to receive one ordinary share of Holdco, nominal value US$0.10 (“Holdco ordinary shares”), the Merger being more fully described in the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera); and (ii) immediately thereafter, the merger of Sub with and into IGT (the “Sub Merger”), with IGT surviving as a wholly-owned subsidiary of Holdco, in each case subject to the terms and conditions of the Merger Agreement.

In connection with the Merger, the Issuer intends that certain steps will be taken, including (i) the transfer by the Issuer of all or part of its assets and liabilities relating to its Italian businesses (including the Lotto concession but excluding the equity interest in its subsidiaries) to a new Italian subsidiary; (ii) the transfer by the Issuer of its equity interest in its existing Italian subsidiaries to an additional new Italian subsidiary; (iii) the merger of Invest Games S.A. with IGT, which will result in Invest Games S.A. ceasing to exist; and (iv) the Capital Reduction (as described below), these steps (i) to (iv), together with the Merger, are referred to herein as the “Transaction”.

The Merger is a cross-border merger within the meaning of EU Directive 2005/56/EC of the European Parliament and Council of 26 October 2005 on cross-border Merger of limited liability companies, implemented in the United Kingdom by the Companies (Cross-Border Merger) Regulations 2007, as amended (the “UK Regulations”) and in Italy by the Italian Legislative Decree of 30 May 2008, no. 108 (the “Decree 108/08”). The Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera) have been prepared by the administrative bodies of each of Holdco and the Issuer in order to execute the Merger within the terms of the UK Regulations and the Decree 108/08.

The following summary of the key effects of the Merger has been taken from The Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera) which Noteholders should consult (as set out below) for the full details of the key steps and effects of the Merger.

Summary of the Key Effects of the Merger

On the effective date of the Merger and by virtue of the Merger:

(a)                              all of the assets and liabilities of the Issuer will be transferred to Holdco;

(b)                              the Issuer will be dissolved without going into liquidation;

(c)                               the Issuer’s shareholders will become shareholders of Holdco on the terms and subject to the conditions set out in the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera);

(d)                              all legal proceedings pending, if any, by or against the Issuer will be continued with the substitution of Holdco for the Issuer as a party;

(e)                               every contract, agreement or instrument to which the Issuer is a party shall, notwithstanding anything to the contrary contained in that contract, agreement or instrument, be construed and have effect as if (i) Holdco had been a party thereto instead of the Issuer; (ii) for any reference (however worded and whether express or implied) to the Issuer there were substituted a reference to Holdco; and (iii) any reference (however worded and whether express or implied) to the directors, officers, representatives or employees of the Issuer, or any of them, were, respectively, a reference to the directors, officers, representatives or employees of Holdco or to such director, officer, representative or employee of Holdco as Holdco nominates for that purpose or, in default of nomination, to the director, officer, representative or employee of Holdco who corresponds as nearly as may be to the first-mentioned director, officer, representative or employee;

(f)                                every contract, agreement or instrument to which the Issuer is a party will become a contract, agreement or instrument between Holdco and the counterparty with the same rights, and subject to the same obligations, liabilities and incidents (including rights of set-off), as would have been applicable thereto if that contract, agreement or instrument had continued in force between the Issuer and the counterparty, and any money due and owing (or payable) by or to the Issuer under or by virtue of any such contract, agreement or instrument shall become due and owing (or payable) by or to Holdco instead of the Issuer;

(g)                               any offer made to or by Issuer before the Holdco Merger Effective Date will be construed and have effect, respectively, as an offer made to or by Holdco; and

(h)                              the powers of attorney issued by the Issuer shall remain valid and in force unless they are expressly revoked by Holdco.

The Capital Reduction

Following completion of the Merger, since Holdco will not otherwise have any distributable reserves, it is intended that Holdco will capitalise the merger reserve created as a result of the Merger and implement a parallel court-approved reduction of that capital in order to create a distributable reserve of an equivalent amount to facilitate the payment of possible future distributions. The Capital Reduction shall not oblige Holdco to distribute or otherwise make any payment to Holdco shareholders.

Description of Capitalisation of Holdco post the Transaction

The Transaction and related costs incurred by the Issuer as well as the backstop of existing notes and drawn credit facilities of both the Issuer and IGT are financed through a 364-day committed senior bridge term loan credit facility entered into by the Issuer on 15 July 2014 in an aggregate principal amount of up to approximately US$10.7bn. The facility is expected to be refinanced principally through the issuance of euro and U.S dollar denominated bonds, and can be extended by up to 18 months. The pro forma capitalisation of Holdco post-closing of the Transaction will depend on, amongst other factors, the outcome of the withdrawal rights of the Issuer’s shareholders under Italian Law and whether or not the Issuer and IGT redeem certain outstanding debt obligations prior to the closing of the Transaction.

The expected leverage of Holdco at closing of the Transaction has previously been announced by the Issuer at 4.5x to 4.9x net debt / EBITDA excluding synergies (assuming 0 per cent. and 20 per cent. exercise of Issuer shareholder withdrawal rights respectively; assuming full redemption of outstanding debt securities of the Issuer including payment of applicable redemption premia and full repurchase of outstanding debt securities of IGT at a 101 per cent. change of control premium; assuming a 31 December 2014 closing of the Transaction; and on the basis that expected EBITDA is based on actual results through end of March 2014 and the Issuer’s estimates for future periods), with synergy run rates expected to reduce such expected leverage of Holdco by 0.5x to 0.6x. There can be no assurance that some or all of these assumptions will be accurate.

Since the announcement of the Transaction, the successful consent solicitation by IGT in respect of the $500,000,000 7.50 per cent. Notes due 2019 issued by IGT ensures that these notes can remain outstanding and will not be redeemed. Additionally, the Issuer has confirmed its intention to exercise the call option provided for in the terms and conditions of the €750,000,000 5.375 per cent. Guaranteed Notes due 5 December 2016 issued by the Issuer and guaranteed by the Guarantors and Lottomatica International Hungary Korlátolt Felelösségü Társaság (XS0471074822). The exercise of such call option will be the subject of a notification in due course. The Capital Securities do not require the consent of the holders of such Capital Securities in connection with the Transaction.

The Issuer expects to approve its 30 September 2014 financial statements on 10 November 2014 and such financial statements will be made available on the Issuer’s website (www.gtech.com).

Certain Conditions to the Completion of the Merger and Sub Merger; Termination Rights

There is no guarantee that the conditions precedent to the Merger and Sub Merger will be fulfilled and that either the Merger or Sub Merger will be completed. The obligations of the Issuer and IGT to complete the Merger and Sub Merger are subject to satisfaction or waiver (if permitted) of a number of conditions, including, among other conditions, (i) the Issuer and IGT obtaining shareholder approvals, (ii) receipt of certain antitrust approvals, (iii) receipt of certain gaming regulatory approvals, (iv) effectiveness of the registration statement for the Holdco ordinary shares, (v) NYSE listing approval for the Holdco ordinary shares, (vi) the expiration or early termination of a 60-day Issuer creditor opposition period, (viii) the absence of any order prohibiting or restraining the Merger or Sub Merger, (ix) subject to certain materiality exceptions, the accuracy of each party’s representations and warranties in the Merger Agreement and performance by each party of their respective obligations under the Merger Agreement, (x) the receipt of a merger order from the High Court of England and Wales and (xi) in the case of IGT’s obligation to close the Sub Merger, IGT’s receipt of certain tax opinions.

In addition, if each of the Merger and Sub Merger is not completed on or before 15 July 2015 (subject to certain extension rights), either the Issuer or IGT may choose not to proceed with the Merger or Sub Merger (as applicable). The Issuer may also terminate the Merger Agreement under certain circumstances, including among others, (i) if the Issuer’s shareholders exercise rescission rights under Italian law in respect of more than 20 per cent. of the Issuer’s ordinary shares outstanding as of the date of the Merger Agreement, (ii) if Holdco would, as a result of a change in applicable law, be treated as a domestic corporation for U.S. federal income tax purposes as of or after the completion of the Merger or Sub Merger (as applicable) or (iii) if the special voting shares provided for by Holdco’s Articles of Association cannot be implemented under certain circumstances. IGT may also terminate the Merger Agreement under certain circumstances including, among others in order to enter into an agreement with respect to a proposal that is determined by IGT’s board of directors to be superior to the Merger Agreement, subject to the terms and conditions of the Merger Agreement (including an opportunity for the Issuer to match any such proposal).

Pre and Post Group Structure

The following diagrams illustrate in simplified terms the current structure of the Issuer and IGT and the expected structure of Holdco following the completion of the Merger and Sub Merger.

Pre-Transaction Structure

Post-Transaction Structure

Effect of the Transactions on the Notes

Events of Default

Certain Events of Default (as defined in the Conditions of the Notes) may be triggered by the steps contemplated in connection with the Merger. In particular:

•                  the Issuer or Invest Games S.A. could be considered to have ceased, or threatened to cease, to carry on all or a substantial part of its business as provided in Condition 8(f) (Insolvency, etc.) and Condition 8(h) (Analogous event);

•                  the Issuer or Invest Games S.A. may be considered to have been dissolved as provided in Condition 8(g) (Winding up, etc.) and Condition 8(h) (Analogous event); and

•                  the Guarantee by Invest Games S.A. may be considered not to be in full force and effect as provided in Condition 8(k) (Guarantee) (it is intended that the Notes, will however, have the benefit of a guarantee, in equivalent form, from IGT).

Put Event

A Put Event (as defined in the Conditions of the Notes) may occur as a result of the Merger or certain steps to be taken in connection with the Transaction. In order for a Put Event to occur, the circumstances provided in Condition 5(c) (Redemption at the option of Noteholders) would need to arise, which include a disposal of all or substantially all of the assets of the Issuer and its subsidiaries taken as a whole.

All of the assets and liabilities of the Issuer will be transferred to Holdco as part of the Merger, which could be considered to be a Disposal Event (as defined in Condition 5(c)(i)(C) (Redemption at the option of Noteholders — Disposal of assets)) and may result in a Put Event occurring.

A Put Event will only arise in the circumstances described above, if the Disposal Event is followed by a relevant ratings downgrade or withdrawal of rating that is stated by the relevant rating agency to occur in connection with the occurrence of the Disposal Event.

***

It should be noted that the Proposals are not conditions to the consummation of the Merger. If the Proposals in respect of the Notes are not approved, the Merger can still be consummated and the Issuer intends to exercise the call option provided for in the terms of the Notes.

Proposals in respect of this Series are independent and the Extraordinary Resolutions are not conditional on the approval of the Extraordinary Resolution in respect of the other Series. As such, the Proposals in respect of this Series of Notes will be effective if the Extraordinary Resolution is approved, whether or not the Extraordinary Resolution in respect of the other Series of Notes (or any other extraordinary resolution by the holders of any other securities of the Issuer) are also approved.

Whether or not the Proposals are approved, after the Merger and Sub Merger have completed, the Issuer and the Trustee will effect some amendments to the Trust Deed with the consent of the Trustee but without the prior consent of the Noteholders, provided that the Trustee shall not be obliged to accept any additional or more onerous liability as a result thereof (including as a result of the jurisdiction of any new guarantor or otherwise) and subject to satisfaction of any applicable “know your customer” checks or other customary conditions that the Trustee may require. This amendment will add a covenant to the Trust Deed relating to the addition of future guarantors of the Notes. The purpose of this amendment is to provide Noteholders with the assurance that the Notes will be guaranteed by the same Holdco subsidiaries (including, subsequent to completion of the Sub Merger, IGT) which guarantee Holdco’s other debt securities and, subsequent to completion of the Sub Merger, the notes issued by IGT, if any.

** *** **

In light of the above, GTECH intends to submit for your approval the following resolutions:

EXTRAORDINARY RESOLUTION

“THAT this Meeting of the holders (the “Noteholders”) of the €500,000,000 3.500 per cent. Guaranteed Notes due 2020 (XS0860855930) (the “Notes”) of GTECH S.p.A. a società per azioni incorporated under the laws of the Republic of Italy (formerly known as Lottomatica Group S.p.A.) (the “Issuer”) presently outstanding constituted by the trust deed dated 5 December 2012 as supplemented or amended from time to time (the “Trust Deed”), made between the Issuer, GTECH Corporation, GTECH Holdings Corporation, GTECH Rhode Island LLC (the successor to GTECH Rhode Island Corporation) and Invest Games S.A (together, the “Guarantors”) and BNY Mellon Corporate Trustee Services Limited (the “Trustee”) as trustee for the Noteholders hereby:

(a)                              after having authorised the Trustee, the financial advisers of the Issuer, the Guarantors and the Trustee and the legal counsel to the Issuer, the Guarantors and the Trustee to attend and speak at this Meeting;

(b)                              acknowledged that terms not otherwise defined in this Extraordinary Resolution have the following meanings:

Capital Reduction

means the proposed court-approved reduction of capital of Holdco under the UK Companies Act 2006, expected to be implemented following completion of the Merger, as set out in the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera);

Conditions	means the terms and conditions of the €500,000,000 3.500 per cent. Guaranteed Notes due 2020 (XS0860855930) set out in Part B of Schedule 2 of the Trust Deed;

Consent Solicitation Memorandum	means the consent solicitation memorandum in respect of the Notes dated 23 October 2014;

Event of Default	means any one of the circumstances described in Condition 8 (Events of Default);

Holdco	means Georgia Worldwide PLC, incorporated under the laws of England and Wales;

IGT	means International Game Technology, a Nevada corporation;

Merger	means the merger of the Issuer with and into Holdco, as part of the acquisition of IGT;

Potential Event of Default

means an event or circumstance which could, with the giving of notice, lapse of time, the issuing of a certificate and/or fulfilment of any other requirement provided for in Condition 8 (Events of Default) become an Event of Default;

Put Event	has the meaning given to it in Condition 5(c) (Redemption at the option of the Noteholders);

Transaction

means the Merger and certain steps which the Issuer intends to be taken in connection with the Merger, including (i) the transfer by the Issuer of all or part of its assets and liabilities relating to its Italian businesses (including the Lotto concession but excluding the equity interest in its subsidiaries) to a new Italian subsidiary; (ii) the transfer by the Issuer of its equity interest in its existing Italian subsidiaries to an additional new Italian subsidiary; (iii) the merger of Invest Games S.A. with IGT, which will result in Invest Games S.A. ceasing to exist; and (iv) the Capital Reduction;

24 hours

means a period of 24 hours including all or part of a day upon which banks are open for business in both the places where the relevant Meeting is to be held and in each of the places where the Paying Agents have their Specified Offices (being either the office identified with its name in the Conditions or any other office notified to any relevant parties pursuant to the Agency Agreement) (disregarding for this purpose the day upon which such Meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of a day upon which banks are open for business as aforesaid; and

48 hours	means two consecutive periods of 24 hours.

(c)                               acknowledged the Common Cross-Border Merger Terms (Progetto Comune di Fusione Transfrontaliera);

(d)                              acknowledged that this Extraordinary Resolution does not relate to a Reserved Matter (as defined in the Trust Deed);

resolves as follows:

(i)                                   to approve the Transaction generally and also in accordance with, and for the purposes of, Article 2503-bis of the Italian Civil Code (which Article provides that each Noteholder may oppose the Merger involving the Issuer unless a Noteholders’ meeting has approved such Merger) and any other applicable statutory or court creditor process;

(ii)                                to agree that no Put Event will be deemed to occur as a result of, or in connection with, the Transaction; and

(iii)                             to waive any and all Events of Default, Potential Events of Default (as such terms are defined in the Trust Deed) and any other breach of the Conditions of the Notes or the Trust Deed that have been, are or may be, within the period of twelve months from the passing of this Extraordinary Resolution, triggered by or in connection with the Transaction (together, the “Proposals”);

(iv)                            to authorise, direct, request and empower the Trustee to concur in, and to execute and do, all such other deeds, instruments, acts and things as may be necessary or appropriate to carry out and give effect to this Extraordinary Resolution and the Proposals;

(v)                               to discharge and exonerate the Trustee from all liability for which it may have become or may become responsible under the Trust Deed or the Notes in respect of any act or omission in connection with the Proposals or this Extraordinary Resolution; and

(vi)                            to sanction and assent to every abrogation, amendment, modification, compromise or arrangement in respect of the rights of the Noteholders against the Issuer or any other person whether such rights shall arise under the Trust Deed or otherwise involved in or resulting from or to be effected by, the Proposals.”

Rome, 23 October 2014

GTECH S.p.A.

the Chairman

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of NewCo, IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in GTECH’s forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this release. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders scheduled for November 4, 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

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GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo

GTECH S.p.A.	GTECH S.p.A.

Corporate Communications	Media Communications

T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com